UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2004

Commission File Number:  0-30628


                                  ALVARION LTD.
 ------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

                   21A Habarzel Street, Tel Aviv 69710, Israel
 ------------------------------------------------------------------------------
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F |X|   Form 40-F |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____


Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes |_| No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

The following are included in this report on Form 6-K:

                                                            Sequential
        Exhibit            Description                      Page Number
        -------            -----------                      -----------

          1.       Press release, dated April 14, 2004            3

                                                                       EXHIBIT 1

Contacts
Dafna Gruber, CFO                   Carmen Deville
+972 3 645 6252                     +760-517-3188
+760-517-3187
dafna.gruber@alvarion.com      carmen.deville@alvarion.com
-------------------------      ---------------------------


                                                           FOR IMMEDIATE RELEASE


   Alvarion To Supply Latin American Telecom Operator With Additional Wireless
           Voice And Data Solutions For $18 Million Network Expansion

           Alvarion continues to support massive expansion of 3.5 GHz voice and high-speed internet access network in rural and suburban regions
                                      -----

Tel-Aviv, Israel, April 14, 2004 - Alvarion Ltd. (NASDAQ: ALVR), the world's leading provider of wireless broadband solutions, announced today that it has received an additional order valued at $18 million for its advanced eMGW(TM) solutions from a Latin American telecom operator for further expansion of its
3.5 GHz wireless access network. The implementation of this phase of the expansion is expected in the second half of 2004 and the beginning of next year.

Alvarion's eMGW(TM) is a highly cost-effective point-to-multipoint fixed wireless access system which supports carrier-class telephony, corporate access and fast Internet access services. This solution is reliable, highly scalable, and can be installed quickly.

"We are proud to continue our support for this massive infrastructure initiative," said Zvi Slonimsky, CEO of Alvarion. "We are also gratified that this operator selected the eMGW(TM) as a cost-effective solution for bringing new voice and data services to rural and suburban regions. We believe that our proven technology and capability in handling large implementations was a significant factor in our being selected again, and our experienced team continues to work closely with the operator's deployment teams to ensure that this aggressive expansion project continues to roll out smoothly."

About Alvarion
Alvarion is dedicated to delivering seamless wireless broadband networking infrastructure to carriers, ISPs and private network operators, in order to leverage their broadband opportunities into sustainable profits. Alvarion offers premier wireless broadband solutions for access in the last mile, backhauling connection to the backbone and private network connectivity. Featuring the industry's most extensive range of products and international support, Alvarion is a pioneering leader of the converged wireless broadband network. With over
1.5 million units deployed in 120 countries worldwide, Alvarion provides secure rich-media networks for business or residential Internet access, corporate VPNs, cellular base station feeding, community interconnection, public safety connectivity and extended Hotspots.

Having recently acquired InnoWave's wideband access portfolio and expertise, Alvarion provides a complete wireless solution that supports a wide range of frequency bands, customer profiles and service types.

This press release contains forward -looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Alvarion's management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward -looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; as well as the inability to establish and maintain relationships with commerce, advertising, marketing, and technology providers and other risks detailed from time to time in filings with the Securities and Exchange Commission.
Information set forth in this press release pertaining to third parties has not been independently verified by Alvarion and is based solely on publicly available information or on information provided to Alvarion by such third parties for inclusion in this press release. The web-sites appearing in this press release are not and will not be included or incorporated by reference in any filing made by Alvarion with the Securities and Exchange Commission which this press release will be a part of.

You may request Alvarion's future press releases or a complete Investor Kit by contacting Carmen Deville, Investor Relations: carmen.deville@alvarion.com or 760-517-3188

                                   SIGNATURES

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                          ALVARION LTD.



Date: April 14, 2004                      By: /s/ Dafna Gruber
                                             ------------------------
                                          Name:  Dafna Gruber
                                          Title: Chief Financial Officer